SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, December 12, 2019

To

B3 S.A. – Brasil, Bolsa, Balcão

Attn:      Ms. Ana Lucia da Costa Pereira

               Issuer Listing & Oversight Department

C/c: Securities and Exchange Commission of Brazil (CVM)

Attn:      Mr. Fernando Soares Vieira, Company Relations Superintendent

Mr. Francisco José Bastos Santos, Market and Intermediary Relations Superintendent

Ref.: Official Letter 1.105/2019-SLS

Dear Sir/Madam:

In reference to Official Letter 175/2019/CVM/SEP/GEA-1 (“Letter”) of December 11, 2019, through which you request clarifications from Braskem S.A. (“Braskem” or “Company”) regarding the news report published on December 11, 2019, in the newspaper Agência Estado-Broadcast, entitled “Petrobras/Castello Branco: Queremos venda de fatia na Braskem em no máximo 12 meses” [Petrobras/Castello Branco: We want our stake in Braskem sold within 12 months], as transcribed below:

Dear Sir,

A news report published by Agência Estado – Broadcast, on December 11, 2019, entitled “Petrobras/Castello Branco: Queremos venda de fatia na Braskem em no máximo 12 meses” [Petrobras/Castello Branco: We want our stake in Braskem sold within 12 months] includes the following information:

1. The sale of the interest that Petrobras holds in Braskem should be completed within a maximum of 12 months;

2. Petrobras will discuss with Odebrecht the model of the sales transaction, which involves converting all shares into common shares, the constitution of a corporation and the sale on the stock exchange.

We request clarifications of the above items by December 12, 2019, including whether or not you confirm the information and any other information deemed relevant.

With regard to your request, Braskem clarifies that is not part of any eventual discussions between its shareholders about the sale of their interest in Braskem and is not aware of the information contained in the news object of this Official Letter, reason why Braskem requested a response from Petrobras, which responded as follows:

“Petrobras clarifies that, as part of the active management of its portfolio, the sale of the equity interest it holds in Braskem is constantly being evaluated in terms of timing and sales model. However, at this time, the internal bodies of Petrobras have not taken any resolutions or final decisions with regard to this matter.

It is important to note that the realization of any divestment depends as well on other factors, such as changes in the macroeconomic scenario, market conditions, approvals by the competent regulatory agencies, among other factors that could influence directly the planning of and decisions on any transaction.

Lastly, we reaffirm that we will maintain Braskem informed of any effective decision on this matter that characterizes a material fact to be disclosed by it to the market.”

For more information, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.